FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: BOS Files Draft Prospectus for an Offering in Israel; Dated October 4, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Adiv Baruch —————————————— Adiv Baruch President and CEO

Dated: October 4, 2006

BOS Files Draft Prospectus for an Offering in Israel

Teradyon, Israel – (BUSINESS WIRE) October 4, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAO: BOSC; TASE: BOSC) announced today that it has filed a draft prospectus with the Israeli Securities Authority (ISA) and the Tel Aviv Stock Exchange (TASE) in connection with an underwritten offering to the public in Israel of Ordinary Shares and Warrants.

The securities offered pursuant to the prospectus would be offered in Israel only, by BOS and not by any selling shareholder, have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

If the offering is completed, BOS expects to raise up to a maximum amount of approximately $5.5 million (as may be adjusted so as to be equivalent to NIS 24 million, according to the exchange rate of the US$/NIS, as published by the Bank of Israel), depending on market conditions. No final decision on the offering has been made, including with respect to the offering structure and any offering shall be subject to the approval of BOS’ Board of Directors and of BOS’ shareholders, to the publishing of a final prospectus with the permit of the ISA and the approval of the TASE for the listing of the Ordinary Shares, the Warrants and the Ordinary Shares underlying the Warrants, for trading.

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.